Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

June 4, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Accompanying Letter to the Offering Circular Dated June 4, 2012

Dear Division of Corporation Finance,

The Company is submitting the most recent version of its Offering Circular which contains the new address of the Company and no other material changes. There were also several page formatting changes which resulted in renumbering of some pages of the document and subsequent changes to certain page numbers within cross references. However, no amendments were made to the content of the Circular and the Exhibits since the last version dated May 19, 2012.

Along with this letter and the Offering Circular, attached is the acceleration request pursuant to Rules 460 and 461.

The Issuer:
Texaplex Properties, LLC
Signed by:

_____
Frank J. Addivinola, Jr., CEO, CFO, Director

_____
Angelica Chuvilina, COO, Director